Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Bon-Ton Stores, Inc.:

We consent to the use of our reports dated April 17, 2013 with respect to the consolidated balance sheets of The Bon-Ton Stores, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity, and cash flows for each of the fiscal years in the three-year period ended February 2, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of February 2, 2013, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

\s\ KPMG LLP
KPMG LLP

Harrisburg, Pennsylvania
August 9, 2013